UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    May 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


1.  Director/PDMR Shareholding announcement dated 1 May 2007
2.  Director/PDMR Shareholding announcement dated 9 May 2007
3.  Director/PDMR Shareholding announcement dated 10 May 2007
4.  Redemption of Notes announcement dated 11 May 2007
5.  Redemption of Notes announcement dated 11 May 2007
6.  Director/PDMR Shareholding announcement dated 14 May 2007
7.  Director/PDMR Shareholding announcement dated 16 May 2007
8.  Publication of Final Terms announcement dated 29 May 2007
9.  Total Voting Rights announcement dated 31 May 2007
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: June 01, 2007                                By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date:  June 01, 2007                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No. 1

                                                                     1 May 2007


          Director/PDMR shareholding: Disclosure & Transparency Rules
                          3.1.4R(1)(a) and 3.1.4R(1)(b)


The Company was notified on 30 April 2007 by the Administrators of the Dividend Reinvestment Plan (the "Plan") that on 27 April 2007 the following directors/ Persons Discharging Managerial Responsibility (PDMRs) (or their connected persons) had received ordinary shares in the Company under the Plan for the year ended 31 December 2006 at a price of 735.15p per share. The number of shares received, together with their total beneficial interests following the notification are as follows:

Director/PDMR                    No. of shares received     Beneficial Interest

Sir Richard Broadbent            87                         8,985
Professor Dame Sandra Dawson     60                         10,869
Stephen Russell                  71                         19,649

Exhibit No. 2
                                                                      9 May 2007



 Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a) and
                                  3.1.4R(1)(b)



1. The trustee of the Barclays Group Sharepurchase Plan ("the Plan"), an HM Revenue and Customs approved all-employee share plan, informed Barclays PLC ("the Company") on 8 May 2007 that it had on 8 May 2007 purchased, and now held as bare trustee of the Plan, the following ordinary shares in the capital of the Company for the following directors who are Persons Discharging Managerial Responsibility (PDMRs) at a price of 735.00p per share:


Director/PDMR       Number of Shares

Mr G A Hoffman      285
Mr F F Seegers      285
Mr J S Varley       285


The Plan includes Matching Shares provided by the Company on a 1:1 basis up to the first GBP600 per annum invested by the participant under the Plan. The number of shares purchased on 8 May 2007 for each director/PDMR above includes any Matching Shares.


2. The Company was notified on 8 May 2007 by the Personal Equity Plan (PEP) / Individual Savings Account (ISA) Administrators that on 30 April 2007 the following director (or his connected persons) had received ordinary shares in the Company, following the reinvestment of the Barclays dividend for the year ended 31 December 2006 at a price of 729.50p per share. The number of shares received, together with his total beneficial interest following the notification is as follows:


Director            No. of shares received

Mr S G Russell      75


The Company was also notified on 8 May 2007 by the Personal Equity Plan (PEP) / Individual Savings Account (ISA) Administrators that on 4 May 2007 the following directors/Persons Discharging Managerial Responsibility (PDMRs) (or their connected persons) had received ordinary shares in the Company, following the reinvestment of the Barclays dividend for the year ended 31 December 2006 at a price of 741.00p per share. The number of shares received, together with their total beneficial interests following the notification are as follows:


Director/PDMR       No. of shares received

Mr G A Hoffman      281


The revised total shareholding for each director following these transactions is as follows:


Director         Beneficial Holding     Non Beneficial Holding


Mr G A Hoffman   361,160                -
Mr S G Russell   19,724                 -
Mr F F Seegers   4,604                  -
Mr J S Varley    400,559                -

Exhibit No. 3

                                                                     10 May 2007


 Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a) and
                                  3.1.4R(1)(b)


1. The independent trustee of the PSP Trust notified the Company on 9 May 2007 that on 1 May 2007 it had resolved to grant the following award under the Barclays PLC Performance Share Plan ("the PSP") to a director of Barclays PLC:


Director         Allocation of performance         Maximum number potentially
                 shares (a)                        releasable
Mr C G Lucas     82,910                            248,730


The effective date of the grant of the awards is 1 May 2007 and the calculation of the initial award allocation was based on a share price of 723.68p. No consideration was paid for the grant of any award.

2. The independent trustee of the ESAS Trust notified the Company on 9 May 2007 that on 1 May 2007 it had resolved to grant the following award under the Barclays PLC Joiners Share Award Plan ("the JSAP") to a director of Barclays
PLC:

Director         Allocation of shares (b)
Mr C G Lucas     69,091


Notes:

(a) Under PSP, award is granted as a provisional allocation and does not give rise to any entitlement to the shares. At the third anniversary, shares may be released by the trustee subject to performance conditions being satisfied.

(b)      Under JSAP, the award shares are scheduled to be released as follows:
(i)      50% in March 2008 and
(ii)     50% in March 2009.

Exhibit No. 4
                                                                     11 May 2007

                                Barclays Bank PLC
        Barclays redeems US$100,000,000 Floating Rate Subordinated Notes due May 2012 (the "Notes")
                               ISIN: XS0146836233

Barclays Bank PLC announced today, 11 May 2007, that in accordance with an option to redeem conferred by the terms of the Notes, it redeemed the Notes in whole on 10 May 2007.

The Notes will be cancelled and there are no further Notes outstanding.

Exhibit No. 5

                                                                     11 May 2007

                                Barclays Bank PLC
    Barclays redeems US$100,000,000 Capped Floating Rate Subordinated Notes
                           due May 2012 (the "Notes")
                               ISIN: XS0146835854

Barclays Bank PLC announced today, 11 May 2007, that in accordance with an option to redeem conferred by the terms of the Notes, it redeemed the Notes in whole on 10 May 2007.

The Notes will be cancelled and there are no further Notes outstanding.

Exhibit No. 6
                                                                     14 May 2007


                                  Barclays PLC


 Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a) and
                                  3.1.4R(1)(b)


Mr C G Lucas, a director of Barclays PLC, notified the Company on 11 May 2007 that on 11 May 2007 he had purchased 2,000 ordinary shares in the Company at a price of 7.1914 pence per share.


Mr Lucas was appointed as a director of Barclays PLC on 1 April 2007. Under
Article 87 of the Articles of Association of the Company, directors are required to purchase qualification shares within two months of being appointed.


Following this transaction, Mr Lucas has a total beneficial interest in 2,000 ordinary shares in Barclays PLC.

Exhibit No. 7

                                                                     16 May 2007






 Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a) and
                                  3.1.4R(1)(b)


The trustee of the Barclays Group Sharepurchase Plan, an HM Revenue and Customs approved all-employee share plan, informed the Company on 15 May 2007 that it had on 15 May 2007 purchased, and now held as bare trustee of the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC, following the re-investment of the final dividend for the year ended 31 December 2006, for the following directors/Persons Discharging Managerial Responsibility (PDMRs) at a price of 716.00p per share:



Director/PDMR        No. of shares received
G A Hoffman          51
F F Seegers          9
J S Varley           51


The revised total shareholding for each director following these transactions is as follows:


Director         Beneficial Holding     Non-Beneficial Holding

G A Hoffman      361,211                -

F F Seegers      4,613                  -

J S Varley       400,610                -

Exhibit No. 8

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:


Final Terms in relation to Barclays Bank PLC's issue of EUR 1,500,000,000 Floating Rate Subordinated Step-Up Callable Notes due 2017 under the Barclays Bank PLC GBP20,000,000,000 Debt Issuance Programme


To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3808x_-2007-5-29.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP


DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus dated 8 June 2006 for the Barclays Bank PLC GBP20,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No 9

                                                                     31 May 2007


                    Barclays PLC - Voting Rights and Capital


In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 6,543,575,728 ordinary shares with voting rights and 875,000 staff shares with voting rights as at 22 May 2007. There are no ordinary shares held in Treasury.


Therefore, the total number of voting rights in Barclays PLC is 6,544,450,728.


The above figure (6,544,450,728) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.